EXHIBIT 99.1








                       msystems Ltd. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2006


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                   PAGE

INTERIM CONSOLIDATED BALANCE SHEETS                               2 - 3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                           4

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                     6 - 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                8 - 18



--------------------------------------------------------------------------------





                          - - - - - - - - - - - - - - -
                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                   DECEMBER 31,         JUNE 30,
                                                       2005               2006
                                                     --------           --------
                                                                       UNAUDITED
                                                                       ---------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                          $ 71,507           $ 58,282
  Short-term bank deposits                              1,202              1,318
  Short-term held-to-maturity securities               26,177             68,160
  Trade receivables (net of allowance for doubtful
    accounts of $ 424 as of December 31, 2005, and
    $ 617 as of June 30, 2006)                        131,857            106,052
  Related party trade receivables                       1,476                750
  Inventories (Note 3)                                 76,326             84,110
  Other receivables and prepaid expenses               15,153             12,608
                                                     --------           --------

Total current assets                                  323,698            331,280
                                                     --------           --------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Severance pay fund                                    4,821              5,579
  Investment in equity method investee                   --                  615
  Long-term held-to-maturity securities                87,448             51,284
  Available-for-sale equity securities                  5,036              4,254
  Long-term receivables                                   886              1,040
                                                     --------           --------

Total long-term investments and receivables            98,191             62,772
                                                     --------           --------

DEFERRED PURCHASE CREDIT, NET                          71,544             89,658
                                                     --------           --------

PROPERTY AND EQUIPMENT, NET                            29,462             35,723
                                                     --------           --------

MINORITY INTEREST IN SUBSIDIARY                         2,167               --
                                                     --------           --------

INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET         12,677             12,158
                                                     --------           --------

GOODWILL                                               28,518             29,872
                                                     --------           --------

Total assets                                         $566,257           $561,463
                                                     ========           ========


The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                    DECEMBER 31,   JUNE 30,
                                                                       2005         2006
                                                                     ---------    ---------
                                                                                  UNAUDITED
                                                                                  ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                     $ 121,792    $  80,768
  Excess of losses over investment in equity method investee             1,171         --
  Deferred revenues                                                      2,280        6,567
  Other payables and accrued expenses                                   29,175       32,039
                                                                     ---------    ---------

Total current liabilities                                              154,418      119,374
                                                                     ---------    ---------

LONG-TERM LIABILITIES:
  Convertible Senior Notes                                              71,380       71,431
  Accrued severance pay                                                  6,133        7,458
  Deferred tax liabilities                                               3,699        5,667
  Other long-term liabilities                                              488          866
                                                                     ---------    ---------

Total long-term liabilities                                             81,700       85,422
                                                                     ---------    ---------

MINORITY INTEREST IN SUBSIDIARY                                           --            590
                                                                     ---------    ---------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital:
    Ordinary shares of NIS 0.001 par value: Authorized -
    100,000,000 shares at December 31, 2005 and
    June 30, 2006; Issued and outstanding - 36,864,457
    shares at December 31, 2005 and 38,077,581
    shares at June 30, 2006                                                 10           10
  Additional paid-in capital                                           325,801      341,208
  Deferred stock compensation                                           (1,334)        --
  Accumulated other comprehensive income                                 3,815        4,228
  Retained earnings                                                      1,847       10,631
                                                                     ---------    ---------

Total shareholders' equity                                             330,139      356,077
                                                                     ---------    ---------

Total liabilities and shareholders' equity                           $ 566,257    $ 561,463
                                                                     =========    =========


The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                                                           SIX MONTHS
                                                                                         ENDED JUNE 30,
                                                                                  ----------------------------
                                                                                      2005            2006
                                                                                  ------------    ------------
                                                                                AS RESTATED (*)
                                                                                  ----------------------------
                                                                                           UNAUDITED
                                                                                  ----------------------------

 Revenues                                                                         $    238,630    $    428,603
                                                                                  ------------    ------------

 Costs and expenses:
   Costs of goods sold (1)                                                             172,847         335,159
   Research and development, net (1)                                                    17,449          24,286
   Selling and marketing (1)                                                            17,064          27,587
   General and administrative (1)                                                        6,500          14,172
                                                                                  ------------    ------------

 Total costs and expenses                                                              213,860         401,204
                                                                                  ------------    ------------

 Operating income                                                                       24,770          27,399
 Financial income, net                                                                   4,550           2,878
 Other income, net                                                                        --             1,184
                                                                                  ------------    ------------

 Income before taxes on income                                                          29,320          31,461
 Taxes on income                                                                          --             2,526
                                                                                  ------------    ------------

 Income after taxes on income                                                           29,320          28,935
 Equity in losses of an affiliate                                                       (1,619)         (2,542)
 Minority interest in earnings of a subsidiary                                         (16,060)        (17,609)
                                                                                  ------------    ------------

 Net income                                                                       $     11,641    $      8,784
                                                                                  ============    ============

 Basic earnings per share                                                         $       0.32    $       0.23
                                                                                  ============    ============

 Diluted earnings per share                                                       $       0.30    $       0.22
                                                                                  ============    ============

 Weighted average number of shares used in computing basic earnings per share       35,894,351      37,776,767
                                                                                  ============    ============

 Weighted average number of shares used in computing diluted earnings per share     39,774,865      41,905,177
                                                                                  ============    ============

(1) Stock-based compensation expense is included in the following line items:

       Cost of goods sold                                                         $         94    $        391
       Research and development                                                            470           1,547
       Selling and marketing                                                               617           1,669
       General and administrative                                                          328           1,724
                                                                                  ------------    ------------

       Total                                                                      $      1,509    $      5,331
                                                                                  ============    ============

(*) See Note 1d.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                ACCUMULATED
                                                        ADDITIONAL  DEFERRED      OTHER                     TOTAL         TOTAL
                                             SHARE       PAID-IN     STOCK     COMPREHENSIVE   RETAINED  COMPREHENSIVE SHAREHOLDERS'
                                            CAPITAL      CAPITAL  COMPENSATION  INCOME(LOSS)   EARNINGS  INCOME(LOSS)    EQUITY
                                           ---------    ---------   ---------    ---------    ---------   ---------    ---------
Balance as of January 1, 2006              $      10    $ 325,801   $  (1,334)   $   3,815    $   1,847                $ 330,139

  Reversal of deferred stock compensation
    due to adoption of FAS 123(R)                          (1,334)       1,334        --           --                      --
  Exercise of share options, net                  *)       11,410        --           --           --                     11,410
  Stock based compensation expense              --          5,331        --           --           --                      5,331
  Other comprehensive income (loss):
  Reclassification to income statement of
    realized loss on cash flow hedge            --           --          --            186         --     $     186          186
  Unrealized loss on available- for-sale
    securities and reclassification
    adjustment to income statement of
    realized gain                               --           --          --         (1,943)        --        (1,943)      (1,943)
  Foreign currency translation adjustments      --           --          --          2,170         --         2,170        2,170
  Net income                                    --           --          --           --          8,784       8,784        8,784
                                           ---------    ---------   ---------    ---------    ---------   ---------    ---------

Total comprehensive income                                                                                $   9,197
                                                                                                          =========

Balance as of June 30, 2006                $      10    $ 341,208   $    --      $   4,228    $  10,631                $ 356,077
                                           =========   =========    =========    =========   =========                 =========


*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                        SIX MONTHS ENDED
                                                                                            JUNE 30,
                                                                                    ----------------------
                                                                                      2005         2006
                                                                                    ---------    ---------
                                                                                 AS RESTATED (1)
                                                                                    ----------------------
                                                                                           UNAUDITED
                                                                                    ----------------------
Cash flows from operating activities:

  Net income                                                                        $  11,641    $   8,784
  Adjustments required to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                       2,160        4,234
    Amortization of deferred purchase credit                                             --          8,292
    Gain from initial purchasers' option related to Convertible Senior Notes           (1,450)        --
    Minority interest in earnings of a subsidiary                                      16,060       17,609
    Stock-based compensation expense                                                    1,509        5,331
    Equity in losses of an affiliate                                                    1,619        2,542
    Accrued interest on short-term bank deposits                                          (12)         (16)
    Interest accrued and amortization of premium and discount on held-to-maturity
      marketable securities                                                               200          131
    Amortization of discount on Convertible Senior Notes and deferred charges              38           71
    Gain from sale of available-for-sale marketable securities                           --         (1,184)
    Accrued severance pay, net                                                            437          567
    Long-term lease deposits, net                                                        (125)        (107)
    Deferred income taxes, net                                                           --            563
    Decrease (increase) in trade receivables, net                                     (10,598)      26,238
    Decrease in related party trade receivables                                          --            726
    Decrease (increase) in inventories                                                  4,263       (7,712)
    Decrease in other receivables and prepaid expenses                                    221        2,774
    Increase (decrease) in trade payables                                              30,154      (32,005)
    Increase in deferred revenues                                                       5,947        4,287
    Increase (decrease) in other payables and accrued expenses                         (1,222)       2,637
                                                                                    ---------    ---------

Net cash provided by operating activities                                              60,842       43,762
                                                                                    ---------    ---------

Cash flows from investing activities:

  Investment in held-to-maturity marketable securities                               (210,618)     (19,550)
  Purchase of property and equipment                                                   (4,555)      (9,267)
  Purchase of intangible assets                                                          --            (50)
  Loans to employees, net                                                                  55           62
  Proceeds from maturities of held-to-maturity marketable securities                   77,525       13,600
  Proceeds from sale of available-for-sale marketable securities                         --          1,260
  Short-term bank deposits, net                                                        40,518         (100)
  Purchase of equipment pursuant to PSA with Hynix                                       --        (35,439)
  Investment in equity method investee                                                   (500)      (4,328)
                                                                                    ---------    ---------

Net cash used in investing activities                                                 (97,575)     (53,812)
                                                                                    =========    =========

(1) See Note 1d.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                      SIX MONTHS ENDED
                                                                                           JUNE 30
                                                                                    --------------------
                                                                                      2005        2006
                                                                                    --------    --------
                                                                                 AS RESTATED (1)
                                                                                    --------------------
                                                                                          UNAUDITED
                                                                                    --------------------
Cash flows from financing activities:

  Proceeds from issuance of Convertible Senior Notes                                  71,300        --
  Proceeds from issuance of initial purchasers option on Convertible Senior Notes      1,450        --
  Cash distribution to minority shareholders of a subsidiary                         (17,500)    (14,852)
  Proceeds from exercise of share options, net                                         3,578      11,544
  Proceeds from issuance of shares related to employee stock purchase plan               626        --
  Issuance costs of Convertible Senior Notes                                            (724)       --
  Receipt of long-term loan                                                             --           362
                                                                                    --------    --------

Net cash provided by (used in) financing activities                                   58,730      (2,946)
                                                                                    --------    --------

Effect of foreign currency exchange differences on cash and cash equivalents            --          (229)
                                                                                    --------    --------

Increase (decrease) in cash and cash equivalents                                      21,997     (13,225)
Cash and cash equivalents at the beginning of the period                              56,511      71,507
                                                                                    --------    --------

Cash and cash equivalents at the end of the period                                  $ 78,508    $ 58,282
                                                                                    ========    ========

Non-cash investing and financing activities:

  Accrued issuance costs for Convertible Senior Notes                               $    386    $   --
                                                                                    ========    ========
  Purchase of equipment under the PSA with Hynix                                    $   --      $    270
                                                                                    ========    ========
  Accrued expenses related to issuance of share capital                             $   --      $    134
                                                                                    ========    ========


(1) See Note 1d.


The accompanying notes are an integral part of the interim consolidated financial statements.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:-      GENERAL

              a.     Interim unaudited financial statements:

                     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States relating to interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated balance sheets, operating results and cash flows for the periods presented. Operating results for the six months ended June 30, 2006, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2006.

                     These consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements and accompanying notes as of December 31, 2005, included in the Company's annual report for the year ended December 31, 2005, filed on Form 20-F on July 17, 2006 ("the annual consolidated financial statements").

              b.     Product Supply Agreement with Hynix:

                     As discussed in Note 1d to the Company's annual consolidated financial statements, in August 2005, the Company entered into a Product Supply Agreement ("PSA") with Hynix whereby the Company is committed to purchase equipment for a total amount of approximately $ 100,000, which is to be placed at Hynix's manufacturing facility in return for which the Company is to receive guaranteed capacity and favorable pricing on purchases from Hynix. Over the term of the PSA (six years), the Company will receive credit on the products purchased from Hynix of up to the $ 100,000 invested in the equipment.

                     The Company completed the purchase of the equipment under the PSA and Hynix has initiated the supply of products to the Company under the abovementioned terms during the first quarter of 2006.

                     The Company has recognized the amount invested in the equipment as deferred purchase credit, which will be amortized over the term of the PSA as an additional cost to the products purchased from Hynix. The amount will be amortized on a straight-line method over the PSA term, subject to certain conditions. During the six months ended June 30, 2006, the Company amortized an amount of approximately $ 8,292 of the deferred purchase credit (including an amount of $ 142 out of other comprehensive loss resulting from a cash flow hedge on the purchase of a portion of the equipment) and recorded such amortization as an increase to the cost of the products purchased from Hynix and which have already been sold as of June 30, 2006.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 1:-      GENERAL (CONT.)

              c. During April 2006, the Company terminated its strategic agreement with Samsung, which was effective until December 31, 2007. As a result of this termination, the Company will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to the Company's patents, effective from the termination date. Consequently, the Company will likely need to source flash components from alternate sources and may encounter difficulties in sourcing additional flash components, or be required to source flash components from alternate sources at higher relative prices. The Company has received a letter from Samsung according to which Samsung disputes the termination of the agreement.

              d. As discussed in Note 1f to the Company's consolidated financial statements for the year ended December 31, 2004, filed on Form 20-F on April 20, 2006, in connection with a review of the company's 2004 annual report by the staff of the U.S. Securities and Exchange Commission, the Company reconsidered the manner in which FIN 46R applies to the venture, which the Company and Toshiba established, under a set of agreements (the "Venture") and concluded that the Company is the primary beneficiary of the Venture and, therefore, it is required to consolidate the Venture in its financial statements. The Company has restated its financial statements as of December 31, 2004 and for the year then ended to reflect the effect of the consolidation of the Venture. The impact of the restatement on the Company's previously issued financial statements is set forth in the 2004 Annual Report.

                     As discussed in Note 1f. to the Company's annual consolidated financial statements, the Company has restated its financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005, to reflect the effect of stock-based compensation expense which was not properly accounted for in previously issued financial statements. The impact of the restatement on the Company's previously issued financial statements is set forth in the annual consolidated financial statements.

                     The effect of the two restatements on the Company's interim consolidated financial statements for the six-months ended June 30, 2005, is summarized below:

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 1:-      GENERAL (CONT.)

                     Consolidated statement of income for the six months ended June 30, 2005:

                                                                        ADJUSTMENT
                                                         ADJUSTMENT      FOR STOCK
                                                            FOR            BASED
                                      AS PREVIOUSLY    CONSOLIDATION    COMPENSATION
                                         REPORTED        OF VENTURE       EXPENSE      AS RESTATED
                                     ---------------  --------------- --------------- -------------
                                                             UNAUDITED
                                     -----------------------------------------------------------
Revenues                             $    201,611   $     37,019    $       --      $    238,630
Costs and expenses:
  Costs of goods sold                     151,888         20,865              94         172,847
  Research and development, net            16,979           --               470          17,449
  Selling and marketing                    15,856           --             1,208          17,064
  General and administrative                6,006            166             328           6,500
Total costs and expenses                  190,729         21,031           2,100         213,860
Operating income                           10,882         15,988          (2,100)         24,770
Financial income, net                       4,478             72            --             4,550
Income before taxes on income              15,360         16,060          (2,100)         29,320
Income after taxes on income               15,360         16,060          (2,100)         29,320
Minority interest in earnings of a
  subsidiary                                 --          (16,060)           --           (16,060)
Net income                                 13,741           --            (2,100)         11,641
Basic net earnings per share                 0.38           --             (0.06)           0.32
Diluted net earnings per share               0.35           --             (0.05)           0.30
Weighted average number of shares
  used in computing diluted net
  earnings per share                   40,089,242           --          (314,377)     39,774,865

Consolidated statement of cash flows for the six months ended June 30, 2005:

                                                               SIX MONTHS ENDED
                                                                JUNE 30, 2005
                                                             --------------------
                                                                AS
                                                            PREVIOUSLY
                                                             REPORTED    AS RESTATED
                                                             --------   -------------
                                                                  UNAUDITED
                                                             --------------------
Cash flows from operating activities:

Net income                                                   $ 13,741    $ 11,641
Undistributed equity in earnings of a venture                   3,675        --
Minority interest in earnings of a subsidiary                    --        16,060
Stock based compensation expense                                 --         1,509
Increase in trade receivables                                 (11,790)    (10,598)
Decrease  in inventories                                        4,828       4,263
Increase in trade payables                                     21,103      30,154
Increase in related party trade payables                        7,413        --
Decrease in other payables and accrued expenses                (1,813)     (1,222)
Net cash provided by operating activities                      41,082      60,842
Cash flows from financing activities:
Cash distribution to minority shareholders of a subsidiary       --       (17,500)
Net cash provided by financing activities                      76,230      58,730
Increase in cash and cash equivalents                          21,694      21,997
Cash and cash equivalents at the beginning of the period       50,187      56,511
Cash and cash equivalents at the end of the period             71,881      78,508


                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 1:-      GENERAL (CONT.)

              e.     Seasonal effect:

                     In 2005, the Company experienced stronger demand for its mDOC products in the second half of the fiscal year, and for its mDrive products in the fourth quarter, in each case due to end-of-year holiday purchases.

              f.     Reclassification:

                     Certain amounts from prior years referring to excess of losses over investment in equity method investee and related equity in losses of such investee have been reclassified to conform to current period presentation.


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements except as detailed in c below.

              b.     Use of estimates:

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              c. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), under which the Company previously accounted for its share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

                     SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the six months period ended June 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

                     The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

                     As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the six months ended June 30, 2006, is $ 4,808 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the six months ended June 30, 2006, are $ 0.12 and $ 0.11 per share lower, respectively, than if the Company had continued to account for share-based compensation under APB 25.

                     Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. During the six months ended June 30, 2005, the Company recognized stock-bases compensation expense related to employee stock options in the amount of $1,509.

                     The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending June 30, 2006, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The fair value of the Company's stock options granted to employees and directors for the six months ended June 30, 2006 and 2005 was estimated using the following weighted average assumptions:

                                                     SIX MONTHS ENDED JUNE 30,
                                                       -------------------
                                                        2005         2006
                                                       ------       ------
                                                            UNAUDITED
                                                       -------------------
                     Risk free interest rate              3.80%   4.90%
                     Dividend yields                         0%      0%
                     Volatility                           0.56    0.63
                     Expected term (in years)             3.25    4.82

                     A summary of option activity under the Company's Stock Option and Restricted Stock Incentive Plan as of June 30, 2006 and changes during the six months ended June 30, 2006 are as follows:

                                                                WEIGHTED-
                                                 WEIGHTED-      AVERAGE
                                                  AVERAGE       REMAINING      AGGREGATE
                                   NUMBER OF     EXERCISE      CONTRACTUAL   (IN INTRINSIC
                                     OPTIONS       PRICE       TERM YEARS)       VALUE
                                    ---------  -------------- -------------  --------------
                                                        UNAUDITED
                                   --------------------------------------------------------
Outstanding at December 31, 2005    5,806,965    $    14.77
Granted                               195,000    $    27.86
Exercised                          (1,207,174)   $     9.52
Forfeited                            (240,145)   $    18.4
                                   ----------

Outstanding at June 30, 2006        4,554,646    $    16.53          7.69     $   60,889
                                   ==========    ==========    ==========     ==========

Exercisable at June 30, 2006        1,314,013    $     8.79          6.0      $   27,378
                                   ==========    ==========    ==========     ==========

Vested and expected to vest         3,744,113    $    15.87          7.54         52,511
                                   ==========    ==========    ==========     ==========

                     The weighted-average grant-date fair value of options granted during the six months ended June 30, 2006 was $
                     15.78. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the second quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended June 30, 2006 was $ 27,831. As of June 30, 2006, there was $
                     13,210 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of
                     2.8 years. Total fair value of options vested for the six months ended June 30, 2006 was $ 11,372.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The pro-forma table below reflects the Company's stock based compensation expense, net income and basic and diluted earnings per share for the six months ended June 30, 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:


                                                               SIX MONTHS ENDED
                                                                JUNE 30, 2005
                                                               -----------------
                                                                  UNAUDITED
                                                               -----------------
                                                                AS RESTATED (1)
                                                                 ------------

Net income as reported                                           $     11,641

Add: stock-based compensation expense recognized
  under APB 25                                                          1,509

Deduct: stock-based compensation expense
  determined under fair value method for
  all awards                                                           (5,812)
                                                                 ------------

Pro forma net income                                             $      7,338
                                                                 ============

Basic earnings per share, as reported                            $       0.32
                                                                 ============

Diluted earnings per share, as reported                          $       0.30
                                                                 ============

Pro forma basic earnings per share                               $       0.20
                                                                 ============

Pro forma diluted earnings per share                             $       0.19
                                                                 ============

Weighted average number of shares used in computing
  pro forma basic earnings per share                               35,894,351
                                                                 ============

Weighted average number of shares used in computing
  pro forma diluted earnings per share                             39,507,721
                                                                 ============

                     (1) See Note 1d.

                     For purpose of pro-forma disclosures stock based compensation is amortized over the vesting period using the accelerated attribution method.

                     Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior six months period ended June 30, 2005 under SFAS 123 and the stock based compensation expense recognized during the current six months ended June 30, 2006 under SFAS 123(R) are not directly comparable.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              d.     Recently issued accounting pronouncements:

                     In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

                     FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                     FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

                     FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.


NOTE 3:-      INVENTORIES
                                              DECEMBER 31,      JUNE 30,
                                                   2005          2006
                                              ------------   ------------
                                                               UNAUDITED
                                                             ------------

                Raw materials                 $     33,248    $    36,310
                Work in progress                     2,386          1,594
                Finished goods                      40,692         46,206
                                              ------------    ------------
                                              ------------    ------------

                                              $     76,326    $    84,110
                                              ============    ============

              Finished goods include products already delivered to customers for which revenues were not recognized in accordance with the Company's revenue recognition policy and to a lesser extent, inventory on consignment to the Company's customers, in the aggregate amount of $ 21,910 at December 31, 2005 and $ 17,987 at June 30, 2006.

                                              msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 4:-      EARNINGS PER SHARE

              The following table sets forth the computation of historical basic and diluted earnings per share:

                                                         -------------------------
                                                                 SIX MONTHS
                                                                ENDED JUNE 30,
                                                         -------------------------
                                                            2005          2006
                                                         -----------   -----------
                                                      AS RESTATED (1)
                                                         -------------------------
                                                                UNAUDITED
                                                         -------------------------
Numerator:

   Numerator for basic earnings per share - income
  available to Ordinary shareholders                     $    11,641   $     8,784

   Effect of dilutive securities:
   Interest expenses on Convertible Senior Notes, net
     of tax                                                      249           443
                                                         -----------   -----------
   Net income used for the computation of diluted        $    11,890   $     9,227
   earnings per share
                                                         ===========   ===========

Denominator:

   Denominator for basic earnings per share -
  weighted average number of shares outstanding during
  the period                                              35,894,351    37,776,767
   Effect of dilutive securities:
   Employee stock options and stock purchase plan          2,445,752     1,493,132

   Convertible Senior Notes                                1,434,762     2,635,278
                                                         -----------   -----------

   Denominator for diluted earnings per share             39,774,865    41,905,177
                                                         ===========   ===========

              (1) See Note 1d.

NOTE 5:- LITIGATION

              a. The Company and a number of its distributors are in litigation in Singapore with a Singaporean company ("the Plaintiff") with respect to, inter-alia, alleged infringement of a patent. On May 12, 2005, the High Court of Singapore ("the Court") ruled in favor of the Plaintiff. On November 11, 2005, the Court of Appeals of Singapore confirmed the Court's ruling and dismissed the Company's appeal. The matter is currently before the Court to determine the amount of damages, both for legal costs and compensatory damages, which are to be awarded to the Plaintiff. The Company provided an accrual in prior periods for this litigation based on current estimates provided by the Company's external legal counsel.

              b. On May 7, 2006, a former employee of the Company ("the plaintiff") filed a lawsuit against the Company in the Tel Aviv District Court claiming, among other things, that the Company msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 5:- LITIGATION (CONT.)

                     breached a contractual promise to establish with him a jointly-held company, which would be the owner of certain intellectual property rights, in the development in which he claims to have participated during his employment with the Company. The plaintiff has previously filed a similar lawsuit against the Company in Labor Court, which was dismissed due to lack of jurisdiction. The Company filed a statement of defense on July 16, 2006. The Company believes it has meritorious defenses to the claim and it intends to contest the plaintiff's claim vigorously. At this stage, the Company and its legal advisors are unable to estimate the financial impact, if any, of this action. However, if the Company does not prevail, its financial position and results of operation may be adversely affected.

NOTE 6:- SUBSEQUENT EVENTS

              a. On July 30, 2006, the Company entered into an Agreement and Plan of Merger with SanDisk Corporation ("SanDisk") and Project Desert Ltd., a wholly-owned subsidiary of SanDisk ("MergerSub") pursuant to which, and subject to the terms and the conditions set forth in the agreement, (A) MergerSub would merge with and into the Company and, as a result, the Company would become a wholly-owned subsidiary of SanDisk and (B) at the effective time of the merger, each Ordinary share of the Company outstanding will be converted into the right to receive 0.76368 of a share of SanDisk Common stock.

                     Consummation of the proposed merger is subject to closing conditions, including (among others) receipt of a vote in favor of the merger from the requisite percentage of the Company's security holders, Israeli court approval requisite regulatory approvals and expiration of requisite waiting periods under antitrust laws.

                     Each party has certain rights to terminate the merger agreement. If the merger agreement is terminated under certain circumstances (including if it is terminated by the Company in order to accept a superior acquisition proposal), the Company has agreed that it will pay SanDisk a termination fee of $ 74,000. If the merger agreement is terminated under certain circumstances as a result of not receiving antitrust approvals, SanDisk has agreed that the Company will have the option of requiring SanDisk to make an investment in the Company by purchasing from the Company a number of msystems Ltd. Ordinary shares equal to up to 9.9% of the number of Ordinary shares outstanding on the date of termination of the merger agreement, at a per share purchase price equal to the greater of (A) $ 38.15 and (B) the average closing price of the Company's Ordinary shares for the five consecutive trading days ending on the date of such termination.

              b. Four lawsuits were filed by purported shareholders of the Company in the Superior Court of the State of California (County of Santa Clara), naming as defendants each of the directors of the Company, including one director who also serves as its President, and Chief Executive Officer, and naming its then Chief Financial Officer (currently the Chief Operating Officer) and SanDisk as defendants, and naming the Company as a nominal defendant. The allegations in the lawsuits are virtually identical and assert purported class action and derivative claims. The alleged derivative claims assert, among other things, breach of fiduciary duties, abuse of control, constructive fraud, corporate waste, unjust enrichment and gross mismanagement with respect to past stock option grants. The alleged class action claims allege, among other things, breach of fiduciary duties by the Company's directors relating to the proposed merger transaction with SanDisk. The class action claims also msystems Ltd. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 6:- SUBSEQUENT EVENTS (CONT.)

                     include a claim against SanDisk for aiding and abetting the Company's directors' alleged breach of fiduciary duties relating to the proposed merger. The complaints seek, among other things, equitable relief, including enjoining the proposed merger, and compensatory and punitive damages.
                     The Company's time to respond to the complaints has been extended until at least September 17, 2006. The Company also has received certain discovery requests relating to the proposed merger. The complaints seek, among other things, equitable relief, including enjoining the proposed merger, and compensatory and punitive damages. The Company cannot at this time predict the outcome or estimate the financial consequences of these actions.

                     In addition, the Company has received letters from an Israeli shareholder demanding that the Company file a claim against certain individuals to recover damages claimed by the shareholder to have been suffered by the Company with respect to prior option grants alleged to have been made in violation of applicable laws. On September 6, 2006, the Company sent its reply denying all claims.

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